UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2025

Caitlin Zulla
Chief Executive Officer
Lumexa Imaging Holdings, Inc.
4200 Six Forks Road, Suite 1000
Raleigh, NC 27609

Re: Lumexa Imaging Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 7, 2025
CIK No. 0002071288

Dear Caitlin Zulla:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 9, 2025 letter.

Amendment No. 1 to Draft Registration Statement Submitted August 7, 2025

Cover Page

1. We note the disclosure on page 44 that WCAS and management own a significant percentage of your common stock and will be able to exert significant control over matters subject to stockholder approval and their interests may conflict with the interests of public shareholders. As appropriate, please revise to highlight this disclosure on the cover page and, when available, include the beneficial ownership information.

Prospectus Summary
Overview, page 4

2. We note the disclosure that as of June 30, 2025 you and your affiliates operated the second largest outpatient imaging center footprint in the United States, spanning "183 centers across 13 states and includes seven joint venture partnerships with health systems." To provide context for this disclosure, please revise your disclosure on page 1 to disclose the number of centers that you consolidate as of your most recent period.

3. We note your revisions in response to prior comment 4. We note your reference to third-party research firms forecasts for future revenues in the diagnostic services market and references to industry estimates regarding the demand for advanced imaging on pages 3 and 4. Please cite the sources for these forecasted estimates.

4. We note your response to prior comment 5 and revised disclosure. At an appropriate section of the prospectus, please explain your use of externally sourced artificial intelligence and, as applicable, describe the attendant risks.

Risk Factors
Risks Related to Our Business and Our Industry
We may fail to realize all of the anticipated benefits of our past and any future acquisitions . . . , page 30

5. We note your revisions in response to prior comment 10. We note your statement that the interests of the VIEs may differ from the interests of the Company as a whole. Please expand this disclosure to briefly describe how the VIEs interests may differ from the interests of the Company as a whole, which could limit your ability to effectively operate the VIEs and maximize the economic benefits from them.

Organizational Structure, page 50

6. We note your response to comment 11. Please address the following:
   - The organizational diagram indicates that management will have direct ownership interest in Lumexa Imaging Holdings, Inc. whereas other existing shareholders will retain ownership interests in Lumexa Imaging Equity Holdco, LLC. Please disclose the terms associated with management's interests in Lumexa Imaging Holdings, Inc., including how management's interests will be determined; and
   - It remains unclear what the terms are of the distribution threshold and how these terms impact the number of shares of common stock that will be issued to holders of common units in Holdings LLC.

Business
Lumexa Imaging's Health Systems Joint Ventures, page 82

7. We note your revisions in response to prior comment 18. Please revise to further describe how profits, losses and cash distributions are shared between you and your partners, including the terms of any agreements related to their allocations.

Note 17. Variable Interest Entities, page F-31

8. We note your response to comment 24. Please help us better understand your

accounting for noncontrolling interests by addressing the following:

- It appears that the terms associated with the rights and obligations of noncontrolling interests in regard to variable interest entities are specified in the service or franchise agreement. Please provide us with a summary of these rights and obligations;
- We note that income of the variable interest entity allocated to third parties is recognized through salary expense. Based on the guidance in ASC 810-10-45, please help us better understand how you determined it was appropriate to record this amount as salary expense rather than as net income or loss attributable to noncontrolling interests. Please clarify how the amount of compensation is determined; and
- Please address whether the noncontrolling interests are entitled to dividends and what rights the noncontrolling interests have in the event of a liquidation.

Note 20. Segment Reporting, page F-36

9. Pursuant to ASC 280-10-50-26C, we remind you that an amount and qualitative description of the composition of other segment items shall be disclosed for each reportable segment even when an entity does not separately report significant segment expense categories and amounts. In addition, please help us better understand how your CODM is able to manage operations without looking at any expenses at the segment level.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Samir A. Gandhi, Esq.